Exhibit 99.1

Alibaba Group Announces September Quarter 2022 Results

Hangzhou, China, November 17, 2022 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended September 30, 2022.

“We delivered solid results this past quarter despite ongoing macro environment challenges, which is a testament to our resilient business model and unmatched customer value proposition,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “The uncertainties of the global landscape have only reinforced our resolve to focus on building capacity that will yield sustainable, high-quality growth for our customers and our own business over the long term. The trust of our shareholders has enabled Alibaba's development over the past 23 years, and we are committed to improving shareholder return as we continue to strengthen the foundations for Alibaba’s future.”

“We generated another quarter of healthy revenue growth of 3% year-over-year in spite of the impact on consumption demand by the COVID-19 resurgence in China as well as slowing cross border commerce due to increasing logistics costs and foreign currency volatility,” said Toby Xu, Chief Financial Officer of Alibaba Group. “We have continued to take a holistic approach to improve operating efficiency and cost optimization throughout the company that resulted in adjusted EBITA growth of 29% year-over-year. With strong net cash position and cash flow generation, as of November 16, 2022, we had repurchased approximately US$18 billion of our shares under our existing US$25 billion share repurchase program. In addition, our board has approved to upsize the share repurchase program by another US$15 billion and extend the program to the end of fiscal year 2025.”

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2022:

•	Revenue was RMB207,176 million (US$29,124 million), an increase of 3% year-over-year.

•	Income from operations was RMB25,137 million (US$3,534 million), an increase of 68% year-over-year. The year-over-year increase was primarily attributable to an increase in adjusted EBITA, as well as a decrease in share-based compensation expense. We excluded share-based compensation expense from our non-GAAP measurements. Adjusted EBITA, a non-GAAP measurement, increased 29% year-over-year to RMB36,164 million (US$5,084 million).

•	Net loss attributable to ordinary shareholders was RMB20,561 million (US$2,890 million). Net loss was RMB22,467 million (US$3,158 million), compared to net income of RMB3,377 million in the same quarter of 2021, primarily attributable to an increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies and a decrease in share of results of equity method investees, partly offset by the increase in adjusted EBITA. We excluded net gains or losses arising from the changes in fair value of our investments from our non-GAAP measurements. Non-GAAP net income was RMB33,820 million (US$4,754 million), an increase of 19% year-over-year.

•	Diluted loss per ADS was RMB7.77 (US$1.09) and diluted loss per share was RMB0.97 (US$0.14 or HK$1.07). Non-GAAP diluted earnings per ADS was RMB12.92 (US$1.82), an increase of 15% year-over-year and non-GAAP diluted earnings per share was RMB1.61 (US$0.23 or HK$1.78), an increase of 15% year-over-year.

•	Net cash provided by operating activities was RMB47,112 million (US$6,623 million), an increase of 31% compared to RMB35,830 million in the same quarter of 2021. Free cash flow, a non-GAAP measurement of liquidity, was RMB35,709 million (US$5,020 million), an increase of 61% compared to RMB22,239 million in the same quarter of 2021.

BUSINESS AND STRATEGIC UPDATES

China Commerce

China commerce segment mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale businesses including 1688.com.

For the quarter ended September 30, 2022, online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders, declined low-single-digit year-over-year, mainly due to soft consumption demand, COVID-19 resurgence and restrictions as well as ongoing competition. However, the decline narrowed compared to the prior June quarter as key categories such as apparel and accessories and consumer electronics saw less year-over-year decline. Healthcare products and interests-based consumption categories such as outdoor and active gear, and pet care continued to exhibit resilient demand.

Taobao and Tmall continue to identify opportunities to better serve consumers of different demographics and have achieved high consumer retention. For the twelve months ended September 30, 2022, the number of consumers who each spent over RMB10,000 on Taobao and Tmall remained around 124 million with a retention rate of 98%. In November 2022, we successfully concluded our 14th annual 11.11 Global Shopping Festival and delivered results in line with last year’s GMV performance despite macro challenges and COVID 19-related impact. This year’s festival featured over 290,000 brands from over 90 countries and regions across 7,000 product categories.

Upgrading consumer shopping experience is one of the top priorities for Taobao and Tmall in fiscal year 2023. We are investing in content that generate more engagement and purchasing interest from targeted consumers as well as providing consumers with better logistics and customer service experience.

•	Content – User engagement and browsing activity on the Taobao app continue to improve primarily driven by a series of enhancements on the content and recommendations displayed on the home page of the Taobao app.

•	Logistics – Serviced by Cainiao and partners, doorstep parcel deliveries of Taobao and Tmall orders increased significantly year-over-year. As of September 30, 2022, doorstep delivery service for Taobao and Tmall orders was offered in more than 300 urban cities throughout China.

•	Customer Service – We adopt a hybrid approach for customer service that leverages both human and AI-driven robots to resolve millions of daily queries from consumers on our platforms. During the quarter, we have continued to invest in human customer service capacity, which resulted in improving post-purchase net promoter score (NPS).

Taobao Deals, our value-for-money platform, continued to enrich product supply and enhance digital consumption experience for consumers in less developed areas. Specifically, Taobao Deals has been helping an expanding base of manufacturers to sell directly to consumers (M2C) on Taobao and Taobao Deals and, in the September quarter, paid GMV of M2C products grew more than 60% year- over-year. During the quarter, Taobao Deals significantly narrowed losses year-over-year by optimizing spending in user acquisition, and continued to improve average spending and purchase frequency of active consumers.

Taocaicai, our business offering consumers next day pick-up service for grocery and fresh goods at neighborhood pick-up points, continued to deepen its supply chain and strengthen its logistics capabilities in existing cities. During the quarter ended September 30, 2022, not only did Taocaicai GMV grow strongly at over 40% year-over-year, but it also reduced losses significantly by optimizing pricing strategy, enhancing sourcing capability and lowering operational and fulfillment costs. During the September quarter, Taocaicai continued to drive fresh produce category penetration on our China retail marketplaces, and the percentage of Taocaicai orders generated through Taobao and Taobao Deals apps continued to grow year-over-year.

During the quarter ended September 30, 2022, our direct sales and others revenue grew 6% year-over-year to RMB64,725 million (US$9,099 million), primarily driven by strong revenue growth of Freshippo with its percentage of revenue from online orders remaining high at over 65%. During the quarter, Freshippo generated healthy same store sales growth and significantly reduced losses through improved gross margin, lowered delivery costs for online orders and increased operating efficiency. Excluding those stores that were opened for less than twelve months, the vast majority of Freshippo stores are cash flow positive as of September 30, 2022.

International Commerce

International Commerce Retail

Our International commerce retail businesses include Lazada, AliExpress, Trendyol and Daraz. During the September quarter, the combined number of orders of Lazada, AliExpress, Trendyol and Daraz declined by 3% year-over-year, primarily driven by declining orders of Lazada and AliExpress, partly offset by strong order growth of Trendyol.

During the quarter, the decline in AliExpress orders slowed compared to prior quarters as the impact from European Union's VAT rules became annualized. We continue to face challenges in cross-border e-commerce demand in Europe due to the depreciating Euro and increasing logistics costs.

In Southeast Asia, Lazada orders also declined year-over-year during the quarter, mainly due to shopping activities normalizing back to offline channels with the lifting of COVID-19 restrictions in the region. Lazada has continued to improve monetization rate by offering more value-added services as well as enhancing operating efficiency. During the quarter, losses per order for Lazada narrowed by over 25% compared to the same period last year.

During the September quarter, Trendyol’s overall orders grew by over 65% year-over-year as a result of strong growth of its e-commerce business and rapid growth of its local consumer services.

International Commerce Wholesale

Alibaba.com facilitates international trade and offers value-added services such as global logistics and trade assurance that have been increasingly adopted by global buyers and sellers. For the quarter ended September 30, 2022, our International commerce wholesale revenue grew 6% year-over-year; which was supported by increasing contribution from value-added services.

Local Consumer Services

Local consumer services segment includes “To-Home” and “To-Destination” businesses. For the quarter ended September 30, 2022, Local consumer services order volume increased by 5% year-over-year mainly driven by strong order growth of Amap business. Segment losses also continued to narrow driven by improving business operations of Ele.me.

To Home

During the quarter, Ele.me recorded positive GMV growth due to higher average order value as Ele.me continued to improve the quality and diversity of its merchant base and better engage with high frequency users through innovative marketing events and its loyalty program. For the quarter ended September 30, 2022, Ele.me's unit economics per order continued to be positive due to increased average order value year-over-year, as well as its ongoing focus in optimizing user acquisition spending and reducing delivery cost per order.

To Destination

In the quarter ended September 30, 2022, order volume of "To-Destination" business grew rapidly year-over-year, driven by Amap business. During the week-long National Day holiday in October, Amap achieved a record high of over 220 million daily active users in China.

Cainiao

In the quarter ended September 30, 2022, revenue from Cainiao, before inter-segment elimination, grew 26% year-over-year to RMB18,282 million (US$2,570 million) of which 73% was generated from external customers. Revenue from Cainiao, after inter-segment elimination, grew 36% year-over-year to RMB13,367 million (US$1,879 million), primarily contributed by the increase in revenue from domestic consumer logistics services as a result of service model upgrade since late 2021 to enhance consumer experience, and international fulfillment solution services.

Cainiao continues to expand its international logistics network by strengthening its end-to-end logistics capabilities, including eHubs, line-haul, sorting centers and last-mile network. In October 2022, Cainiao commenced operation of two new international sorting centers, bringing the number of overseas sorting centers in operation to 12.

In China, Cainiao continues to expand its Cainiao Post network that offers a variety of value-added services to improve consumer experience and delivery efficiency, which complements our China commerce businesses. During the quarter, the total number of Cainiao Posts, including those in rural areas and universities, grew more than 20% year-over-year to over 170,000. Cainiao Posts located in urban residential communities grew to over 116,000, of which over 80,000 offer doorstep parcel delivery services.

Cloud

Our Cloud segment comprises Alibaba Cloud and DingTalk. For the quarter ended September 30, 2022, total revenue from our Cloud segment before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB26,760 million (US$3,762 million). For the quarter ended September 30, 2022, revenue after inter-segment elimination grew 4% year-over-year to RMB20,757 million (US$2,918 million) mainly driven by healthy public cloud growth, partially offset by declining hybrid cloud revenue, as we continue to drive high-quality, recurring revenue growth.

During the quarter, after inter-segment elimination, revenue growth from non-Internet industries continued to improve, growing 28% year-over-year and contributing 58% of overall Cloud revenue. Strong revenue growth of the non-Internet industries was driven by financial services, telecommunication and public services industries. Revenue from customers in the Internet industry declined by 18% year-over-year that was mainly driven by declining revenue from the top Internet customer that has gradually stopped using our overseas cloud services for its international business due to non-product related requirements and online education customers, as well as by softening demand from other customers in China’s Internet industry.

Alibaba Cloud

Alibaba Cloud continues to develop, expand and support our partners to better serve our enterprise customers. Highlights of our proprietary technologies during our annual Apsara Conference in November 2022 include:

Data Centers and Hardware:

•	Cloud Infrastructure Processing Unit (or CIPU) is our cloud infrastructure system solely for Alibaba Group’s proprietary use that brings IDC compute, storage, and network infrastructure into the cloud and supports hardware acceleration. Today, Alibaba Group’s core businesses have widely adopted the CIPU system that is integrated with our Apsara Operating System and supported by cloud-oriented CPU chips, which together deliver significant improvement in computing power and efficiency. The performance under this new architecture demonstrated more than 20% improvement compared to the industry average.

Serverless:

•	Alibaba Cloud is making its key cloud products serverless to enable customers to concentrate on product development and deployment without worrying about managing servers and infrastructure. Continuing adoption of serverless technologies helps our customers increase business flexibility and cost effectiveness. Currently, Alibaba Cloud has more than 20 serverless products and continues to enable more product categories to become serverless.

Ecosystem:

•	Alibaba DAMO Academy unveiled ModelScope, an open-source community dedicated for global researchers and developers to develop and share AI models in an easy and cost-effective way that can be deployed on Alibaba Cloud and other cloud platforms. ModelScope community provides over 300 ready-to-deploy AI models developed by Alibaba DAMO Academy that cover a wide range of fields from computer vision to natural language processing (NLP). Developers and researchers can test these AI models online for free and they can also download and customize these models to develop applications for their own use cases.

DingTalk

DingTalk, our digital collaboration workplace and application development platform, offers new ways of working, sharing and collaboration for modern enterprises and organizations. Through offering the low-code and no-code application development platform, the integration of DingTalk with Alibaba Cloud continues to further facilitate the digital transformation of our enterprise customers.

Digital Media and Entertainment

In the September quarter, Youku’s daily average paying subscriber base increased 8% year-over-year, primarily driven by continued contribution from our 88VIP membership program and quality content. Youku continues to improve operating efficiency through disciplined investment in content and production capability, which resulted in narrowing of losses year-over-year for six consecutive quarters.

Updates on ESG Initiatives

In August, we published our 2022 Environmental, Social and Governance Report. The report sets forth our strategy and initiatives in seven key areas: restoring our green planet, supporting our people, enabling a sustainable digital life, fueling small businesses, enhancing community inclusion and resilience, facilitating participatory philanthropy, and building trust.

Share Repurchases

During the quarter ended September 30, 2022, we repurchased approximately 24.3 million of ADSs (the equivalent of approximately 194.7 million of ordinary shares) for approximately US$2.1 billion under our share repurchase program. As of September 30, 2022, we had approximately 21.0 billion ordinary shares (the equivalent of approximately 2.6 billion ADSs) outstanding. As of November 16, 2022, we had repurchased approximately US$18 billion of our shares under our existing US$25 billion share repurchase program. In addition, our board of directors has approved to increase our existing share repurchase program by another US$15 billion and extend the program through the end of March 2025.

SEPTEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended September 30,
	2021		2022
	RMB		RMB		US$	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	200,690		207,176		29,124	3%

Income from operations	15,006		25,137		3,534	68	%(2)
Operating margin	7%		12%
Adjusted EBITDA(1)	34,840		43,311		6,089	24	%(3)
Adjusted EBITDA margin(1)	17%		21%
Adjusted EBITA(1)	28,033		36,164		5,084	29	%(3)
Adjusted EBITA margin(1)	14%		17%

Net income (loss)	3,377	(4)	(22,467	)(4)	(3,158)	N/A
Net income (loss) attributable to ordinary shareholders	5,367	(4)	(20,561	)(4)	(2,890)	N/A
Non-GAAP net income(1)	28,524		33,820		4,754	19	%(4)

Diluted earnings (loss) per share(5)	0.25	(4)	(0.97	)(4)	(0.14)	N/A
Diluted earnings (loss) per ADS(5)	1.97	(4)	(7.77	)(4)	(1.09)	N/A
Non-GAAP diluted earnings per share(1) (5)	1.40		1.61		0.23	15	%(4)(6)
Non-GAAP diluted earnings per ADS(1) (5)	11.20		12.92		1.82	15	%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year increase was mainly due to an increase in adjusted EBITA as well as a decrease in share-based compensation expense.

(3)	The year-over-year increases were primarily attributable to the narrowed adjusted EBITA loss of Local consumer services driven by Ele.me’s improved unit economics per order and an increase in China commerce adjusted EBITA primarily due to Taobao Deals’ and Taocaicai’s reduced losses as a result of improved operating efficiency, partly offset by a decrease in customer management revenue.

(4)	The year-over-year change was primarily attributable to an increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies and a decrease in share of results of equity method investees, partly offset by an increase in adjusted EBITA. We excluded net gains or losses arising from the changes in fair value of our investments from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

SEPTEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended September 30, 2022
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	135,431	15,747	13,073	13,367	20,757	8,392	409	—	207,176	29,124
YoY% change	(1)%	4%	21%	36%	4%	4%	(45)%	N/A	3%

Income (Loss) from operations	41,283	(1,652)	(5,702)	(661)	(1,442)	(697)	(2,521)	(3,471)	25,137	3,534
Add: Share-based compensation expense	2,107	670	808	533	1,873	394	364	1,038	7,787	1,094
Add:Amortization of intangible assets	590	22	1,401	253	3	186	211	63	2,729	384
Add: Equity-settled donation expense	—	—	—	—	—	—	—	511	511	72

Adjusted EBITA	43,980	(960)	(3,493)	125	434	(117)	(1,946)	(1,859)	36,164	5,084
Adjusted EBITA YoY% change(2)	6%	61%	47%	N/A	10%	87%	(19)%	(2)%	29%
Adjusted EBITA margin	32%	(6)%	(27)%	1%	2%	(1)%	(476)%	N/A	17%

	Three months ended September 30, 2021
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	136,120	15,092	10,806	9,846	20,007	8,081	738	—	200,690

Income (Loss) from operations	37,676	(3,298)	(9,133)	(1,219)	(1,985)	(1,700)	(2,313)	(3,022)	15,006
Add: Share-based compensation expense	2,857	793	1,089	630	2,377	566	664	1,145	10,121
Add: Amortization of intangible assets	821	24	1,509	274	4	203	14	57	2,906

Adjusted EBITA	41,354	(2,481)	(6,535)	(315)	396	(931)	(1,635)	(1,820)	28,033

Adjusted EBITA margin	30%	(16)%	(60)%	(3)%	2%	(12)%	(222)%	N/A	14%

	Six months ended September 30, 2022
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	277,366	31,198	23,705	25,509	38,442	15,623	888	—	412,731	58,021
YoY% change	(1)%	3%	13%	19%	7%	(3)%	(38)%	N/A	2%

Income (Loss) from operations	82,318	(3,794)	(11,013)	(1,472)	(2,746)	(1,912)	(5,039)	(6,262)	50,080	7,040
Add: Share-based compensation expense	4,058	1,227	1,644	905	3,421	793	775	1,689	14,512	2,040
Add: Amortization of intangible assets	1,178	40	2,832	507	6	372	422	123	5,480	770
Add: Equity-settled donation expense	—	—	—	—	—	—	—	511	511	72

Adjusted EBITA	87,554	(2,527)	(6,537)	(60)	681	(747)	(3,842)	(3,939)	70,583	9,922
Adjusted EBITA YoY% change(2)	(5)%	28%	42%	87%	(7)%	45%	(25)%	(14)%	1%
Adjusted EBITA margin	32%	(8)%	(28)%	(0)%	2%	(5)%	(433)%	N/A	17%

	Six months ended September 30, 2021
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	280,149	30,294	20,905	21,447	36,058	16,154	1,423	—	406,430

Income (Loss) from operations	85,279	(5,030)	(16,338)	(1,852)	(3,628)	(2,710)	(4,263)	(5,605)	45,853
Add: Share-based compensation expense	5,240	1,464	1,877	842	4,356	949	1,167	2,037	17,932
Add: Amortization of intangible assets	1,657	55	3,156	549	8	411	28	115	5,979

Adjusted EBITA	92,176	(3,511)	(11,305)	(461)	736	(1,350)	(3,068)	(3,453)	69,764

Adjusted EBITA margin	33%	(12)%	(54)%	(2)%	2%	(8)%	(216)%	N/A	17%

Starting from the quarter ended December 31, 2021, our chief operating decision maker (“CODM”) started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Our updated segments comprise:

•	China commerce, which mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale business including 1688.com;
•	International commerce, which mainly includes our international commerce retail and wholesale businesses such as Lazada, AliExpress, Trendyol, Daraz and Alibaba.com;
•	Local consumer services, which mainly includes location-based services, such as Ele.me, Taoxianda, Amap (previously reported under the Innovation initiatives and others segment) and Fliggy;
•	Cainiao, which mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions;
•	Cloud, which is comprised of Alibaba Cloud and DingTalk;
•	Digital media and entertainment, which is comprised of Youku, Quark, Alibaba Pictures, and other content and distribution platforms, as well as our online games business; and
•	Innovation initiatives and others, which includes businesses such as DAMO Academy, Tmall Genie and others.

Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The equity-settled donation expense was related to the allotment of shares to a charitable trust, which is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

(2)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

SEPTEMBER QUARTER SEGMENT RESULTS

Revenue for the quarter ended September 30, 2022 was RMB207,176 million (US$29,124 million), an increase of 3% compared to RMB200,690 million in the same quarter of 2021.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
China commerce:
China commerce retail
- Customer management	71,131	36%	66,497	9,348	32%	(7)%
- Direct sales and others(1)	60,815	30%	64,725	9,099	31%	6%
	131,946	66%	131,222	18,447	63%	(1)%
China commerce wholesale	4,174	2%	4,209	592	2%	1%
Total China commerce	136,120	68%	135,431	19,039	65%	(1)%

International commerce:
International commerce retail	10,375	5%	10,738	1,510	5%	3%
International commerce wholesale	4,717	2%	5,009	704	3%	6%
Total International commerce	15,092	7%	15,747	2,214	8%	4%

Local consumer services	10,806	5%	13,073	1,838	6%	21%
Cainiao	9,846	5%	13,367	1,879	7%	36%
Cloud	20,007	10%	20,757	2,918	10%	4%
Digital media and entertainment	8,081	4%	8,392	1,179	4%	4%
Innovation initiatives and others	738	1%	409	57	0%	(45)%
Total	200,690	100%	207,176	29,124	100%	3%

(1)	Direct sales and others revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Freshippo and Tmall Supermarket, where revenue and the cost of inventory are recorded on a gross basis.

China Commerce

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended September 30, 2022 was RMB131,222 million (US$18,447 million), a decrease of 1% compared to RMB131,946 million in the same quarter of 2021.

Customer management revenue decreased by 7% year-over-year, primarily due to the low single-digit decline of online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders year-over-year, mainly as a result of softer consumption demand, COVID-19 resurgence and restrictions, as well as ongoing competition. However, the decline narrowed compared to the prior June quarter as key categories such as apparel and accessories and consumer electronics saw less year-over-year decline. Healthcare products and interests-based consumption categories such as outdoor and active gear and pet care continued to exhibit resilient demand.

Direct sales and others revenue under China commerce retail business in the quarter ended September 30, 2022 was RMB64,725 million (US$9,099 million), an increase of 6% compared to RMB60,815 million in the same quarter of 2021, primarily due to the revenue growth contributed by our Freshippo and Alibaba Health’s direct sales businesses.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended September 30, 2022 was RMB4,209 million (US$592 million), an increase of 1% compared to RMB4,174 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

China commerce adjusted EBITA increased by 6% to RMB43,980 million (US$6,183 million) in the quarter ended September 30, 2022, compared to RMB41,354 million in the same quarter of 2021. The increase was primarily due to Taobao Deals’ and Taocaicai’s reduced losses as a result of improved operating efficiency, partly offset by a decrease in customer management revenue, which also led to an increase in adjusted EBITA margin from 30% in the quarter ended September 30, 2021 to 32% in the quarter ended September 30, 2022. During the quarter ended September 30, 2022, Taobao Deals significantly narrowed losses year-over-year, driven by optimized spending in user acquisition. Taocaicai significantly narrowed losses year-over-year, driven by optimized pricing strategy, enhanced sourcing capability and lowered operation and fulfillment costs.

International Commerce

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended September 30, 2022 was RMB10,738 million (US$1,510 million), an increase of 3% compared to RMB10,375 million in the same quarter of 2021. The increase was primarily due to an increase in revenue contributed by Trendyol as a result of the strong order growth from its e-commerce business and more efficient use of subsidies, partly offset by the decrease in revenue due to declining orders of AliExpress as a result of the depreciation of the Euro against U.S. dollar.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended September 30, 2022 was RMB5,009 million (US$704 million), an increase of 6% compared to RMB4,717 million in the same quarter of 2021. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

International commerce adjusted EBITA was a loss of RMB960 million (US$135 million) in the quarter ended September 30, 2022, compared to a loss of RMB2,481 million in the same quarter of 2021. The decrease in loss year-over-year was primarily due to the reduced losses from Lazada and Trendyol. Continued narrowing of losses from Lazada was a result of continued improvement in monetization rate by offering more value-added services as well as enhancing operating efficiency. The reduced loss from Trendyol is primarily due to revenue growth and enhanced operating efficiency.

Local Consumer Services

(i)	Segment revenue

Revenue from Local consumer services, which includes “To-Home” and “To-Destination” businesses such as Ele.me, Amap and Fliggy, was RMB13,073 million (US$1,838 million) in the quarter ended September 30, 2022, an increase of 21% compared to RMB10,806 million in the same quarter of 2021, primarily due to revenue growth resulted from strong growth of Amap orders, as well as higher average order value and more efficient use of subsidies that were contra revenue of Ele.me.

(ii)	Segment adjusted EBITA

Local consumer services adjusted EBITA was a loss of RMB3,493 million (US$491 million) in the quarter ended September 30, 2022, compared to a loss of RMB6,535 million in the same quarter of 2021, primarily due to the continued narrowing of losses from our “To-Home” and “To-Destination” businesses. Narrowing of loss from our “To-Home” business was driven by Ele.me’s improved unit economics per order, which was due to increased average order value year-over-year, reduced delivery cost per order and optimized user acquisition spending. Narrowing of loss from our “To-Destination” business was driven by the strong order growth of Amap business, as well as optimized spending in user acquisition.

Cainiao

(i)	Segment revenue

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB13,367 million (US$1,879 million) in the quarter ended September 30, 2022, an increase of 36% compared to RMB9,846 million in the same quarter of 2021, primarily contributed by the increase in revenue from domestic consumer logistics services as a result of service model upgrade since late 2021 where Cainiao takes on more responsibilities throughout the logistics process to better serve consumers and enhance consumer experience, as well as the increase in revenue from international fulfillment solution services.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB18,282 million (US$2,570 million), an increase of 26% compared to RMB14,559 million in the same quarter of 2021. This increase also reflected the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses, such as Tmall, Taobao and Taobao Deals.

(ii)	Segment adjusted EBITA

Cainiao adjusted EBITA was a profit of RMB125 million (US$18 million) in the quarter ended September 30, 2022, compared to a loss of RMB315 million in the same quarter of 2021.

Cloud

(i)	Segment revenue

Revenue from our Cloud segment, after inter-segment elimination, was RMB20,757 million (US$2,918 million) in the quarter ended September 30, 2022, an increase of 4% compared to RMB20,007 million in the same quarter of 2021. Year-over-year revenue growth of our Cloud segment reflected the strong revenue growth from non-Internet industries driven by financial services, telecommunication and public services industries, partly offset by a decline in revenue from customers in the Internet industry mainly driven by declining revenue from the top Internet customer that has gradually stopped using our overseas cloud services for its international business due to non-product related requirements and online education customers, as well as softening demand from other customers in China’s Internet industry.

Total revenue from our Cloud segment, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB26,760 million (US$3,762 million), an increase of 2% compared to RMB26,262 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

Cloud adjusted EBITA, which comprises Alibaba Cloud and DingTalk, was RMB434 million (US$61 million) in the quarter ended September 30, 2022, compared to RMB396 million in the same quarter of 2021.

Digital Media and Entertainment

(i)	Segment revenue

Revenue from our Digital media and entertainment segment in the quarter ended September 30, 2022 was RMB8,392 million (US$1,179 million), an increase of 4%, compared to RMB8,081 million in the same quarter of 2021, primarily due to the increase in revenue from Alibaba Pictures and Youku, which was partly offset by a decrease in online games business revenue.

(ii)	Segment adjusted EBITA

Digital media and entertainment adjusted EBITA in the quarter ended September 30, 2022 was a loss of RMB117 million (US$16 million), compared to a loss of RMB931 million in the same quarter of 2021, primarily due to our disciplined investment in content and production capability and increase in revenue, which resulted in narrowing of loss from Youku, as well as improved quality content that resulted in an increase in revenue from Alibaba Pictures.

Innovation Initiatives and Others

(i)	Segment revenue

Revenue from Innovation initiatives and others was RMB409 million (US$57 million) in the quarter ended September 30, 2022, a decrease of 45% compared to RMB738 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

Innovation initiatives and others adjusted EBITA in the quarter ended September 30, 2022 was a loss of RMB1,946 million (US$274 million), compared to a loss of RMB1,635 million in the same quarter of 2021, primarily due to our investments in technology and innovation.

SEPTEMBER QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,					% of
	2021		2022			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	129,750	64%	131,210	18,445	64%	0%
Product development expenses	15,297	8%	15,150	2,130	7%	(1)%
Sales and marketing expenses	28,857	14%	22,359	3,143	11%	(3)%
General and administrative expenses	8,874	5%	10,591	1,488	5%	0%
Amortization of intangible assets	2,906	2%	2,729	384	1%	(1)%
Total costs and expenses	185,684	93%	182,039	25,590	88%	(5)%

Share-based compensation expense:
Cost of revenue	2,419	1%	1,202	169	1%	0%
Product development expenses	4,446	2%	3,834	539	2%	0%
Sales and marketing expenses	1,237	1%	871	122	0%	(1)%
General and administrative expenses	2,019	1%	1,880	264	1%	0%
Total share-based compensation expense	10,121	5%	7,787	1,094	4%	(1)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	127,331	63%	130,008	18,276	63%	0%
Product development expenses	10,851	6%	11,316	1,591	5%	(1)%
Sales and marketing expenses	27,620	13%	21,488	3,021	11%	(2)%
General and administrative expenses	6,855	4%	8,711	1,224	4%	0%
Amortization of intangible assets	2,906	2%	2,729	384	1%	(1)%
Total costs and expenses excluding share-based compensation expense	175,563	88%	174,252	24,496	84%	(4)%

Cost of revenue – Cost of revenue in the quarter ended September 30, 2022 was RMB131,210 million (US$18,445 million), or 64% of revenue, compared to RMB129,750 million, or 64% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 63% in the quarter ended September 30, 2022 and the same quarter last year.

Product development expenses – Product development expenses in the quarter ended September 30, 2022 were RMB15,150 million (US$2,130 million), or 7% of revenue, compared to RMB15,297 million, or 8% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% in the quarter ended September 30, 2021 to 5% in the quarter ended September 30, 2022.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended September 30, 2022 were RMB22,359 million (US$3,143 million), or 11% of revenue, compared to RMB28,857 million, or 14% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 13% in the quarter ended September 30, 2021 to 11% in the quarter ended September 30, 2022.

General and administrative expenses – General and administrative expenses in the quarter ended September 30, 2022 were RMB10,591 million (US$1,488 million), or 5% of revenue, compared to RMB8,874 million, or 5% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in the quarter ended September 30, 2022 and the same quarter last year.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended September 30, 2022 was RMB7,787 million (US$1,094 million), compared to RMB10,121 million in the same quarter of 2021. Share-based compensation expense as a percentage of revenue decreased from 5% in the quarter ended September 30, 2021 to 4% in the quarter ended September 30, 2022.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended September 30,
	2021		2022			% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	8,412	4%	6,472	909	3%	(23)%
Ant Group share-based awards(2)	366	0%	163	23	0%	(55)%
Others(3)	1,343	1%	1,152	162	1%	(14)%
Total share-based compensation expense	10,121	5%	7,787	1,094	4%	(23)%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended September 30, 2022 compared to the same quarter of 2021. This decrease is primarily due to the general decrease in the average fair market value of the awards granted.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended September 30, 2022 was RMB2,729 million (US$384 million), a decrease of 6% from RMB2,906 million in the same quarter of 2021.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2022 was RMB25,137 million (US$3,534 million), or 12% of revenue, an increase of 68% compared to RMB15,006 million, or 7% of revenue, in the same quarter of 2021, mainly due to the increase in adjusted EBITA as well as decrease in share-based compensation expense. The year-over-year increase in adjusted EBITA was primarily attributable to the narrowed adjusted EBITA loss of Local consumer services driven by Ele.me’s improved unit economics per order and an increase in China commerce adjusted EBITA primarily due to Taobao Deals’ and Taocaicai’s reduced losses as a result of improved operating efficiency, partly offset by a decrease in customer management revenue.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 24% year-over-year to RMB43,311 million (US$6,089 million) in the quarter ended September 30, 2022, compared to RMB34,840 million in the same quarter of 2021. Adjusted EBITA increased 29% year-over-year to RMB36,164 million (US$5,084 million) in the quarter ended September 30, 2022, compared to RMB28,033 million in the same quarter of 2021. The year-over-year increase was primarily due to the narrowed adjusted EBITA loss of Local consumer services driven by Ele.me’s improved unit economics per order and an increase in China commerce adjusted EBITA primarily due to Taobao Deals’ and Taocaicai’s reduced losses as a result of improved operating efficiency, partly offset by a decrease in customer management revenue. A reconciliation of net income (loss) to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and Adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “September Quarter Information by Segments” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2022 was a loss of RMB42,452 million (US$5,968 million), compared to a loss of RMB11,456 million in the same quarter of 2021. The year-over-year increase in loss was primarily due to an increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies.

The above-mentioned losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended September 30, 2022 was RMB2,944 million (US$414 million), compared to RMB1,663 million in the same quarter of 2021. The year-over-year increase was primarily due to an increase in net exchange gain arising from exchange rate fluctuation between Renminbi and U.S. dollar in the quarter ended September 30, 2022.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2022 were RMB2,572 million (US$362 million), compared to RMB6,087 million in the same quarter of 2021.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our equity method investees, our effective tax rate would have been 18% in the quarter ended September 30, 2022.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended September 30, 2022 was a loss of RMB4,136 million (US$581 million), compared to a profit of RMB5,518 million in the same quarter of 2021. Share of results of equity method investees in the quarter ended September 30, 2022 and the same quarter in the prior year consisted of the following:

	Three months ended September 30,
	2021	2022
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	6,504	2,392	336
- Others	(126)	(1,878)	(264)
Impairment loss	—	(3,626)	(510)
Others(1)	(860)	(1,024)	(143)
Total	5,518	(4,136)	(581)

(1)	“Others” mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investments in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was due to the net decrease in fair values of investments held by Ant Group and decrease in Ant Group's operating profit. In addition, we recorded an impairment loss of RMB3,626 million (US$510 million) in this quarter with respect to certain equity method investees as a result of severe and prolonged decline in market values of certain equity method investees against their respective carrying value.

Net income (loss) and Non-GAAP net income

Our net loss in the quarter ended September 30, 2022 was RMB22,467 million (US$3,158 million), compared to net income of RMB3,377 million in the same quarter of 2021 was primarily attributable to the increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies, and a decrease in share of results of equity method investees, partly offset by the increase in adjusted EBITA.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended September 30, 2022 was RMB33,820 million (US$4,754 million), an increase of 19% compared to RMB28,524 million in the same quarter of 2021. A reconciliation of net income (loss) to non-GAAP net income is included at the end of this results announcement.

Net income (loss) attributable to ordinary shareholders

Net loss attributable to ordinary shareholders in the quarter ended September 30, 2022 was RMB20,561 million (US$2,890 million), compared to net income attributable to ordinary shareholders of RMB5,367 million in the same quarter of 2021 was primarily attributable to an increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies and a decrease in share of results of equity method investees, partly offset by the increase in adjusted EBITA.

Diluted earnings (loss) per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted loss per ADS in the quarter ended September 30, 2022 was RMB7.77 (US$1.09), compared to diluted earnings per ADS of RMB1.97 in the same quarter in 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended September 30, 2022 was RMB12.92 (US$1.82), an increase of 15% compared to RMB11.20 in the same quarter of 2021.

Diluted loss per share in the quarter ended September 30, 2022 was RMB0.97 (US$0.14 or HK$1.07), compared to diluted earnings per share of RMB0.25 in the same quarter of 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended September 30, 2022 was RMB1.61 (US$0.23 or HK$1.78), an increase of 15% compared to RMB1.40 in the same quarter of 2021.

A reconciliation of diluted earnings (loss) per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of September 30, 2022, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB484,877 million (US$68,163 million), compared to RMB446,412 million as of March 31, 2022. Other treasury investments consist of fixed deposits with original maturities over one year. The increase in cash and cash equivalents, short-term investments and other treasury investments during the six months ended September 30, 2022 was primarily due to free cash flow generated from operations of RMB57,882 million (US$8,137 million) and effect of exchange rate changes of RMB19,588 million (US$2,754 million) mainly due to the appreciation of the U.S. dollar against Renminbi, partly offset by cash used in repurchase of ordinary shares of RMB37,680 million (US$5,297 million) and net cash used in investment and acquisition activities of RMB4,208 million (US$592 million).

Net cash from operating activities and free cash flow

In the quarter ended September 30, 2022, net cash provided by operating activities was RMB47,112 million (US$6,623 million), an increase of 31% compared to RMB35,830 million in the same quarter of 2021. Free cash flow, a non-GAAP measurement of liquidity, was RMB35,709 million (US$5,020 million), an increase of 61% compared to RMB22,239 million in the quarter ended September 30, 2021, mainly due to narrowing losses in certain businesses as a result of operating efficiency, as well as the decrease in capital expenditures and acquisition of licensed copyrights. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended September 30, 2022, net cash used in investing activities of RMB8,148 million (US$1,145 million) primarily reflected (i) capital expenditures of RMB12,112 million (US$1,703 million), (ii) cash outflow of RMB6,049 million (US$850 million) for investment and acquisition activities, and (iii) an increase in other treasury investments by RMB8,000 million (US$1,125 million). These cash outflows were partially offset by a decrease in short-term investments by RMB13,355 million (US$1,877 million) and cash inflow of RMB3,677 million (US$517 million) from disposal of investments.

Net cash used in financing activities

During the quarter ended September 30, 2022, net cash used in financing activities of RMB11,470 million (US$1,613 million) primarily reflected cash used in repurchase of ordinary shares of RMB13,800 million (US$1,940 million).

Employees

As of September 30, 2022, we had a total of 243,903 employees, compared to 245,700 as of June 30, 2022.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on Thursday, November 17, 2022.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10026188-8zkda0.html

Chinese: https://s1.c-conf.com/diamondpass/10026189-wl8eug.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en-US/ir-financial-reports-quarterly-results. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10026188; Chinese conference PIN 10026189).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en-US/investor-relations on November 17, 2022 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts:

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.1135 to US$1.00, the exchange rate on September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.90444 to HK$1.00, the middle rate on September 30, 2022 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC, Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s businesses; Alibaba’s ability to maintain or grow its revenue or business, including expanding its international and cross border businesses and operations; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of anti-monopoly and anti-unfair competition, consumer protection, data security and privacy protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and, depreciation and impairment of property and equipment, operating lease cost relating to land use rights, as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments, equity-settled donation expense and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by the weighted average number of shares outstanding during the periods on a diluted basis for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	200,690	207,176	29,124	406,430	412,731	58,021
Cost of revenue	(129,750)	(131,210)	(18,445)	(253,847)	(260,867)	(36,672)
Product development expenses	(15,297)	(15,150)	(2,130)	(28,816)	(29,343)	(4,125)
Sales and marketing expenses	(28,857)	(22,359)	(3,143)	(55,893)	(47,937)	(6,740)
General and administrative expenses	(8,874)	(10,591)	(1,488)	(16,042)	(19,024)	(2,674)
Amortization of intangible assets	(2,906)	(2,729)	(384)	(5,979)	(5,480)	(770)

Income from operations	15,006	25,137	3,534	45,853	50,080	7,040
Interest and investment income, net	(11,456)	(42,452)	(5,968)	2,645	(37,083)	(5,213)
Interest expense	(1,267)	(1,388)	(195)	(2,534)	(2,632)	(370)
Other income, net	1,663	2,944	414	3,820	3,053	429

Income (Loss) before income tax and share of results of equity method investees	3,946	(15,759)	(2,215)	49,784	13,418	1,886
Income tax expenses	(6,087)	(2,572)	(362)	(15,183)	(7,971)	(1,120)
Share of results of equity method investees	5,518	(4,136)	(581)	11,611	(7,616)	(1,071)

Net income (loss)	3,377	(22,467)	(3,158)	46,212	(2,169)	(305)
Net loss attributable to noncontrolling interests	2,111	2,034	286	4,344	4,395	618

Net income (loss) attributable to Alibaba Group Holding Limited	5,488	(20,433)	(2,872)	50,556	2,226	313

Accretion of mezzanine equity	(121)	(128)	(18)	(48)	(48)	(7)
Net income (loss) attributable to ordinary shareholders	5,367	(20,561)	(2,890)	50,508	2,178	306

Earnings (Loss) per share attributable to ordinary shareholders(1)
Basic	0.25	(0.97)	(0.14)	2.33	0.10	0.01
Diluted	0.25	(0.97)	(0.14)	2.30	0.10	0.01

Earnings (Loss) per ADS attributable to ordinary shareholders(1)
Basic	1.99	(7.77)	(1.09)	18.66	0.82	0.12
Diluted	1.97	(7.77)	(1.09)	18.44	0.82	0.12

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,562	21,164		21,658	21,231
Diluted	21,794	21,164		21,916	21,329

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2022	2022
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	189,898	206,711	29,059
Short-term investments	256,514	270,166	37,979
Restricted cash and escrow receivables	37,455	40,139	5,643
Equity securities and other investments	8,673	10,233	1,439
Prepayments, receivables and other assets	145,995	150,460	21,151
Total current assets	638,535	677,709	95,271

Equity securities and other investments	223,611	198,197	27,862
Prepayments, receivables and other assets	113,147	111,658	15,697
Investment in equity method investees	219,642	219,964	30,922
Property and equipment, net	171,806	179,567	25,243
Intangible assets, net	59,231	54,431	7,652
Goodwill	269,581	271,018	38,099
Total assets	1,695,553	1,712,544	240,746

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	8,841	6,619	930
Current unsecured senior notes	—	4,983	701
Income tax payable	21,753	16,758	2,356
Accrued expenses, accounts payable and other liabilities	271,460	271,863	38,218
Merchant deposits	14,747	13,530	1,902
Deferred revenue and customer advances	66,983	69,108	9,715
Total current liabilities	383,784	382,861	53,822

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2022	2022
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,490	3,490	490
Deferred tax liabilities	61,706	62,329	8,762
Non-current bank borrowings	38,244	49,046	6,895
Non-current unsecured senior notes	94,259	100,792	14,169
Other liabilities	31,877	31,554	4,436
Total liabilities	613,360	630,072	88,574

Commitments and contingencies
Mezzanine equity	9,655	9,720	1,367
Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	410,506	411,045	57,784
Treasury shares at cost	(2,221)	(14,828)	(2,085)
Subscription receivables	(46)	(51)	(7)
Statutory reserves	9,839	10,760	1,513
Accumulated other comprehensive loss	(33,157)	(5,312)	(747)
Retained earnings	563,557	546,322	76,801

Total shareholders’ equity	948,479	947,937	133,259
Noncontrolling interests	124,059	124,815	17,546

Total equity	1,072,538	1,072,752	150,805

Total liabilities, mezzanine equity and equity	1,695,553	1,712,544	240,746

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2021		2022	2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	35,830	47,112	6,623	69,433	80,981	11,384
Net cash used in investing activities	(29,773)	(8,148)	(1,145)	(77,548)	(35,755)	(5,026)
Net cash used in financing activities	(23,670)	(11,470)	(1,613)	(35,138)	(32,492)	(4,568)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	195	3,436	483	(1,997)	6,762	951

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(17,418)	30,930	4,348	(45,250)	19,496	2,741
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	328,637	215,919	30,354	356,469	227,353	31,961

Cash and cash equivalents, restricted cash and escrow receivables at end of period	311,219	246,849	34,702	311,219	246,849	34,702

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income (loss) to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income (loss)	3,377	(22,467)	(3,158)	46,212	(2,169)	(305)
Adjustments to reconcile net income (loss) to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	11,456	42,452	5,968	(2,645)	37,083	5,213
Interest expense	1,267	1,388	195	2,534	2,632	370
Other income, net	(1,663)	(2,944)	(414)	(3,820)	(3,053)	(429)
Income tax expenses	6,087	2,572	362	15,183	7,971	1,120
Share of results of equity method investees	(5,518)	4,136	581	(11,611)	7,616	1,071
Income from operations	15,006	25,137	3,534	45,853	50,080	7,040
Share-based compensation expense	10,121	7,787	1,094	17,932	14,512	2,040
Amortization of intangible assets	2,906	2,729	384	5,979	5,480	770
Equity-settled donation expense	—	511	72	—	511	72
Adjusted EBITA	28,033	36,164	5,084	69,764	70,583	9,922
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,807	7,147	1,005	13,704	13,842	1,946
Adjusted EBITDA	34,840	43,311	6,089	83,468	84,425	11,868

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income (loss) to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income (loss)	3,377	(22,467)	(3,158)	46,212	(2,169)	(305)
Adjustments to reconcile net income (loss) to non-GAAP net income:
Share-based compensation expense	10,121	7,787	1,094	17,932	14,512	2,040
Amortization of intangible assets	2,906	2,729	384	5,979	5,480	770
Impairment of investments	3,120	10,020	1,408	3,517	13,134	1,846
Loss on deemed disposals/disposals/ revaluation of investments and others	11,273	38,560	5,421	649	36,848	5,180
Equity-settled donation expense	—	511	72	—	511	72
Tax effects (1)	(2,273)	(3,320)	(467)	(2,324)	(4,244)	(596)

Non-GAAP net income	28,524	33,820	4,754	71,965	64,072	9,007

(1)	Tax effects primarily comprises tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings (loss) per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income (loss) attributable to ordinary shareholders – basic	5,367	(20,561)	(2,890)	50,508	2,178	306
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(1)	(1)	—	(3)	(1)	—
Net income (loss) attributable to ordinary shareholders – diluted	5,366	(20,562)	(2,890)	50,505	2,177	306
Non-GAAP adjustments to net income (loss) attributable to ordinary shareholders(1)	25,147	54,909	7,718	25,753	63,525	8,930

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	30,513	34,347	4,828	76,258	65,702	9,236

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(4)	21,794	21,276		21,916	21,329

Diluted earnings (loss) per share(2)(4)	0.25	(0.97)	(0.14)	2.30	0.10	0.01

Non-GAAP diluted earnings per share(3)(4)	1.40	1.61	0.23	3.48	3.08	0.43

Diluted earnings (loss) per ADS(2)(4)	1.97	(7.77)	(1.09)	18.44	0.82	0.12

Non-GAAP diluted earnings per ADS(3)(4)	11.20	12.92	1.82	27.84	24.64	3.46

(1)	See the table above for the reconciliation of net income (loss) to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	Diluted earnings (loss) per share is derived from net income (loss) attributable to ordinary shareholders for computing diluted earnings (loss) per share divided by weighted average number of shares on a diluted basis. Diluted earnings (loss) per ADS is derived from the diluted earnings (loss) per share after adjustment to the ordinary share-to-ADS ratio.
(3)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.
(4)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	35,830	47,112	6,623	69,433	80,981	11,384
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(12,677)	(10,957)	(1,540)	(23,574)	(22,067)	(3,102)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	(14)	—	—	(15)	(22)	(3)
Less: Changes in the consumer protection fund deposits	(900)	(446)	(63)	(2,922)	(1,010)	(142)

Free cash flow	22,239	35,709	5,020	42,922	57,882	8,137